UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017069

NO ACT
P.E 1-21-03
1-9998

March 10, 2003

James M. Doyle, Jr.
Matthews and Branscomb
112 East Pecan
Suite 1100
San Antonio, TX 78205

Act 1934
Section 14A-8
Rule
Public Availability 3/10/2003

Re: Lancer Corporation
Incoming letter dated January 21, 2003

Dear Mr. Doyle:

This is in response to your letter dated January 21, 2003 concerning the shareholder proposal submitted to Lancer by John D. Norcross. We also have received a letter from the proponent dated February 6, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John D. Norcross
Crane and Norcross
Suite 2000
Two North La Salle Street
Chicago, IL 60602-3869

CR

MATTHEWS AND BRANSCOMB
A PROFESSIONAL LAW CORPORATION

January 21, 2003

Via Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for No-Action Letter – Rule 14(a)-8

Ladies and Gentlemen:

We are writing on behalf of our client, Lancer Corporation, a Texas corporation (the "Company"), regarding a letter received by the Company from John D. Norcross, a shareholder of the Company, which contained a proposal (the "Proposal") for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Shareholders (the "Proxy Materials"). The Company expects to file its Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about April 14, 2003.

On behalf of the Company, we hereby notify the Commission that the Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, as promulgated by the Commission under the Exchange Act. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials. As discussed in more detail below, the Company proposes to exclude the Proposal on the grounds that:

(1) The Proposal is not a proper subject for shareholder action under Rule 14a-8(i)(1); and

(2) The Proposal relates to ordinary business operations and may be excluded under Rule 14a-8(i)(7).

To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

S0186402.DOC

SAN ANTONIO • CORPUS CHRISTI
112 EAST PECAN • SUITE 1100 • SAN ANTONIO, TEXAS 78205 • 210 357-9300 • 210 226-0521 FAX

1. The Proposal

A copy of the Proposal is attached hereto as Exhibit A. The Proposal reads as follows:

> "RESOLVED, that the Board of Directors is directed to enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value, and to advise the shareholders upon the feasibility and possibility of the sale of the Company."

2. First Ground for Omission – Not a Proper Subject for Shareholder Action

A shareholder proposal may be excluded under Rule 14a-8(i)(l) if the proposal is not a "proper subject" for shareholder action under the laws of the registrant's state of incorporation. The note to this provision provides that if the laws of a registrant's jurisdiction of incorporation delegate control of a corporation to its board of directors, a registrant may exclude any shareholder proposal that would be binding on the company if approved. If the laws of the applicable jurisdiction delegate management of a corporation to its board of directors, the effect of Rule 14a-8(i)(l) is to permit the exclusion of proposals that require a board of directors to take specific actions.

Article 2.31 of the Texas Business Corporation Act (the "TBCA") provides that the business and affairs of a corporation shall be managed under the direction of the board of directors of the corporation, except to the extent that the shareholders of the corporation enter into a shareholders' agreement that eliminates the board of directors, or the shareholders of the corporation elect to be a close corporation under Part Twelve of the TBCA. The shareholders of the Company have neither entered into a shareholders' agreement that eliminates the Board of Directors of the Company (the "Board") nor elected to be a close corporation under Part Twelve of the TBCA. Neither the Articles of Incorporation nor the Bylaws of the Company impose any restrictions on the power and authority of the Board to manage the business and affairs of the Company. Therefore, management of the business and affairs of the Company by the Board is not limited under the TBCA or Texas law.

The Proposal states that the Board "is directed" to take a specific action. The Staff has consistently been of the view that shareholder proposals that, like the instant Proposal, usurp the proper authority of a company's board by expressly or impliedly removing the discretion of the board may properly be omitted from its proxy materials. See, e.g., Triarc Companies, Inc. (April 22, 1999); The Boeing Company (Feb. 24, 1998) (corporation may exclude proposal mandating that registrant retain an investment banker to consider a sale of a division). The Proposal is more than merely advisory or a recommendation that the Company's Board of Directors consider certain action. Rather, it directs the Board to act in a certain fashion. The Proposal therefore improperly intrudes on the province of the Board and is properly excludable from the Proxy Materials as not a proper subject for action by the shareholders under Texas law.

3. Second Ground for Omission – Relates to Ordinary Business Operations

Rule 14a-8(i)(7) allows a company to exclude a proposal from its proxy materials that deals with "a matter relating to the company's ordinary business operations." The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal directs the Company's Board of Directors to "enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value." However, maximizing the value of a corporation is the primary goal of the board of directors of a for-profit corporation. To this end, the Board considers and implements business strategies and oversees the management of the Company.

The decision of whether or not to retain a third-party advisor or professional for the purpose of assessing the value of the Company and advising the Board on matters of general business strategy involves ordinary business concerns that are incident to the Board's managerial powers under Texas law. Accordingly, the Staff has consistently allowed companies to exclude proposals under Rule 14a-8(i)(7) that in substance seek to have the board of directors retain the services of an independent third party for the general purpose of exploring "strategic alternatives", even where some of the proposed strategic alternatives are of an extraordinary nature. See, e.g., Virginia Capital Bancshares (January 16, 2001) (proposal that board hire an investment bank to evaluate means to improve stock value, including sale of the company, excludable), Vista Bancorp, Inc. (January 22, 2001) (proposal calling for a qualified financial advisory and bank consulting firm to be retained to explore various strategic alternates [sic] for the future of Vista Bancorp, including a sale or merger, excludable), Bowl America, Inc. (Sept. 19, 2000) (proposal calling for board to retain an investment banker to recommend ways to enhance shareholder value excludable), Marsh Supermarkets, Inc. (May 8, 2000) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the company excludable), NACCO Indust., Inc. (March 29, 2000) (proposal recommending that the board of directors engage the services of an investment banker to explore alternatives to enhancing shareholder value, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company, excludable), and Sears, Roebuck and

Co. (February 7, 2000) (proposal requesting the company to hire an investment banker to arrange for the sale of all or parts of the company excludable).

The Company recognizes that shareholder proposals relating to extraordinary events may not be excluded pursuant to Rule 14a-8(i)(7). For example, in Allegheny Valley Bancorp, Inc. (January 3, 2001) the proposal recommended that the board retain an investment bank "to solicit offers for the purchase of the Bank's stock or assets." The proposal in Allegheny Valley Bancorp called for the retention of an investment bank for the specific purpose of soliciting offers for the purchase of the Bank's stock or assets, and not for the general purpose of exploring strategic alternatives to maximize shareholder value. Thus, in denying no-action relief, the Staff noted that "the proposal relates to the sale of the Company to the highest bidder." See also, Bergen Brunswig Corporation (December 6, 2000) (proposal that the board of directors arrange for the prompt sale of Bergen Brunswig Corporation to the highest bidder not excludable). However, the hiring of a third-party advisor to explore "strategic alternatives", even where some of the proposed strategic alternatives are of an extraordinary nature, is not an extraordinary matter in and of itself, but is a routine matter of business strategy.

The Proposal is distinguishable from Allegheny Valley Bancorp and Bergen Brunswig because the Proposal does not seek a particular extraordinary corporate transaction. The focus of the Proposal is to enlist an investment banker to develop an independent valuation of the Company and to explore strategic alternatives to maximize shareholder value. Numerous no-action letters reflect the Staff's view that proposals relating to hiring advisors to counsel a board of directors on strategic alternatives are generally regarded as relating to non-extraordinary matters and are considered part of the registrant's ordinary business. Since the Proposal does not advocate an extraordinary corporate transaction, it more closely mirrors Virginia Capital Bancshares, Vista Bancorp, Bowl America, Marsh Supermarkets, NACCO and Sears, Roebuck and Co. The Staff granted no-action relief in each of those cases because the proposals at issue focused on non-extraordinary business matters that were part of the company's ordinary business operations.

4. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(l) and (7). If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please call the undersigned at (210) 357-9300.

Pursuant to Rule 14a-8(j), we enclose six copies of this letter and the Proposal. We are simultaneously providing a copy of this submission to Mr. Norcross to advise him of the

Company's intent to exclude the Proposal from the Proxy Materials. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed, pre-addressed, stamped envelope.

Very truly yours,

James M. Doyle, Jr.

Enclosures

EXHIBIT A

CRANE AND NORCROSS
Attorneys at Law
SUITE 2000 • TWO NORTH LA SALLE STREET
CHICAGO, ILLINOIS 60602-3869

JOHN D. NORCROSS
MICHAEL E. CRANE
JOSEPH J. BUTLER
SUSAN T. CROWLEY
KRISTEN B. FARRELL
JAMES P. BOYLE

312 / 726-9161
FAX 312 / 726-7082

August 2, 2002

Mr. Stonewall J. Fisher, III
Vice President Legal Affairs &
Chief Legal Officer
Lancer
6655 Lancer Blvd.
San Antonio, Texas 78219

Dear Mr. Fisher:

I am writing to request that you agree to present the attached resolution for shareholder approval at your next annual meeting.

I hereby affirm that I have continuously held far in excess of $2,000 in market value of Lancer Common Stock for a period far in excess of two years prior to this date and will continue to hold such securities through the date of the next annual meeting. (see enclosed confirmation.)

Please promptly confirm that I have satisfied your requirements to submit this proposal and that the proposal will be presented.

Thank you.

John D. Norcross

Cc: Martin P. Dunn
Associate Director,
United States Securities and Exchange Commission

EXHIBIT A

RESOLUTION

RESOLVED, that the Board of Directors is directed to enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value, and to advise the shareholders upon the feasibility and possibility of the sale of the Company.

CRANE AND NORCROSS
Attorneys at Law
SUITE 2000 • TWO NORTH LA SALLE STREET
CHICAGO, ILLINOIS 60602-3869

JOHN D. NORCROSS
MICHAEL E. CRANE
JOSEPH J. BUTLER
SUSAN T. CROWLEY
KRISTEN B. FARRELL
JAMES P. BOYLE

312 / 726-9161
FAX 312 / 726-7032

February 6, 2003

<u>Via Federal Express</u>

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lancer Corporation a Texas Corporation
Request from Matthews and Branscomb, a Professional of Law for No-Action Letter (copy enclosed for your reference)

Ladies and Gentlemen:

Please refuse the No Action Letter requested as above.

It is so clear that our Shareholder Proposal (copy is enclosed) is proper for presentation to the Shareholders that it should require no argument. The Commission has held so many times on similar.

The proposal does not relate to ordinary business operations, as contended, but requests the Directors to institute proceedings resulting in the possible sale of the Company. Clearly this is not ordinary business.

It would be very difficult to distinguish the <u>Allegheny Valley Bankcorp</u>. case sited in Section 3 of their request.

Thank you for your consideration.

Very truly yours,

John D. Norcross
JDN/dao
Enclosures
cc: Matthews and Branscomb
112 East Pecan
Suite 1100
San Antonio, Texas 78205

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lancer Corporation
Incoming letter dated January 21, 2003

The proposal directs Lancer's board of directors to enlist an investment banking firm to develop an independent valuation of company shares and to explore strategic alternatives to maximize shareholder value and advise the shareholders upon the feasibility of the sale of the company.

There appears to be some basis for your view that Lancer may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations. We note that the proposal appears to relate in part to non-extraordinary transactions. Accordingly, the Division will not recommend enforcement action to the Commission if Lancer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lancer relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor